# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Oncology Therapeutics, Inc., CIK 0001869105
CUSIP: 107924102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 256 E Grand Avenue, Suite 104, South San Fancisco, California (CA), 94080
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0001599214
Persons authorized to receive notices and communications: Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, (857) 702-0377

## Reporting persons
- Bihua Chen (CIK 0001599214): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 17,878,594; sole dispositive power 0; shared dispositive power 17,878,594; aggregate amount beneficially owned 17,878,594 (22.32% of the class)
  Comment: Note to Row 7, 9 and 11: Excludes 31,675 shares of Common Stock underlying unvested stock options held by Bihua Chen. Includes (i) 4,879,995 shares of Common Stock directly held by Cormorant Private Healthcare Fund III, LP ("Fund III"), (ii) 1,905,046 shares of Common Stock directly held by Cormorant Private Healthcare Fund IV, LP ("Fund IV"), (iii) 5,010,332 shares of Common Stock directly held by Cormorant Private Healthcare Fund V, LP ("Fund V"), and (iv) 6,083,221 shares of Common Stock directly held by Cormorant Global Healthcare Master Fund, LP ("Master Fund"). Cormorant Asset Management, LP serves as the investment manager to Fund III, Fund IV, Fund V, and Master Fund. Cormorant Private Healthcare GP III, LLC ("GP III") is the general partner of Fund III; Cormorant Private Healthcare GP IV, LLC ("GP IV") is the general partner of Fund IV; Cormorant Private Healthcare GP V, LLC ("GP V") is the general partner of Fund V; and Cormorant Global Healthcare GP, LLC ("Global GP") is the general partner of the Master Fund. Bihua Chen serves as the managing member of GP III, GP IV, GP V, and Global GP, and as the general partner of Cormorant Asset Management, LP. Accordingly, Ms. Chen has voting and investment discretion with respect to the shares held by each of the Cormorant Funds. Ms. Chen disclaims any beneficial ownership of the securities held by the each of the Cormorant Funds other than to the extent of any pecuniary interest she may have therein, directly or indirectly.
  
  Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Private Healthcare Fund III, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,879,995; sole dispositive power 0; shared dispositive power 4,879,995; aggregate amount beneficially owned 4,879,995 (6.09% of the class)
  Comment: Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Private Healthcare GP III, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 4,879,995; sole dispositive power 0; shared dispositive power 4,879,995; aggregate amount beneficially owned 4,879,995 (6.09% of the class)
  Comment: Note to Row 7, 9 and 11: Cormorant Private Healthcare Fund III, LP ("Fund III") is the direct holder of such shares. Cormorant Private Healthcare GP III, LLC serves as the general partner of Fund III. Bihua Chen serves as the managing member Cormorant Private Healthcare GP III, LLC.
  
  Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Private Healthcare Fund V, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,010,332; sole dispositive power 0; shared dispositive power 5,010,332; aggregate amount beneficially owned 5,010,332 (6.25% of the class)
  Comment: Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Private Healthcare GP V, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,010,332; sole dispositive power 0; shared dispositive power 5,010,332; aggregate amount beneficially owned 5,010,332 (6.25% of the class)
  Comment: Note to Row 7, 9 and 11: Cormorant Private Healthcare Fund V, LP ("Fund V") is the direct holder of such shares. Cormorant Private Healthcare GP V, LLC serves as the general partner of Fund V. Bihua Chen serves as the managing member Cormorant Private Healthcare GP V, LLC.
  
  Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Global Healthcare Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,083,221; sole dispositive power 0; shared dispositive power 6,083,221; aggregate amount beneficially owned 6,083,221 (7.59% of the class)
  Comment: Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Cormorant Global Healthcare GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,083,221; sole dispositive power 0; shared dispositive power 6,083,221; aggregate amount beneficially owned 6,083,221 (7.59% of the class)
  Comment: Note to Row 7, 9 and 11: Cormorant Global Healthcare Master Fund, LP ("Master Fund") is the direct holder of such shares. Cormorant Global Healthcare GP, LLC serves as the general partner of Master Fund. Bihua Chen serves as the managing member Cormorant Global Healthcare GP, LLC.
  
  Note to Row 13: Based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
- Helix Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BridgeBio Oncology Therapeutics, Inc.
Address of issuer's principal executive offices: 256 E Grand Avenue, Suite 104, South San Fancisco, California (CA), 94080
Comment: This Amendment No. 3 (the "Amendment") to the Schedule 13D (the "Schedule 13D") originally filed with the United States Securities and Exchange Commission (the "SEC") on February 20, 2024, and amended on March 4, 2025 and August 13, 2025, by Helix Holdings II LLC ("Sponsor"), Cormorant Private Healthcare Fund III, LP ("Fund III"), Cormorant Private Healthcare GP III, LLC ("GP III"), Cormorant Global Healthcare Master Fund, LP ("Master Fund"), Cormorant Global Healthcare GP, LLC ("Global GP") and Bihua Chen relating to the common stock, par value $0.0001 per share ("Common Stock"), of BridgeBio Oncology Therapeutics, Inc. ("Issuer"), is being filed to amend the reporting persons and to report the pro rata distribution of shares by Sponsor to its members. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Items 4 and 6 to the Schedule 13D are supplementally amended as follows, and Items 2 and 5 to the Schedule 13D are amended and restated as follows.

## Item 2. Identity and Background
Name of person filing: Helix Holdings II LLC ("Sponsor"), Cormorant Private Healthcare Fund III, LP ("Fund III"), Cormorant Private Healthcare GP III, LLC ("GP III"), Cormorant Private Healthcare Fund V, LP ("Fund V"), Cormorant Private Healthcare GP V, LLC ("GP V"), Cormorant Global Healthcare Master Fund, LP ("Master Fund"), Cormorant Global Healthcare GP, LLC ("Global GP"), and Bihua Chen (collectively, the "Reporting Persons").
Residence or business address: c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA, 02116.
Present principal occupation or employment: The principal occupation of Ms. Chen is Investor. Ms. Chen also serves as a director of the Issuer. The principal business of each of the Sponsor, Fund III, GP III, Fund V, GP V, Master Fund, and Global GP is investing in securities. Cormorant Asset Management, LP serves as the investment manager to the Master Fund. Cormorant Asset Management, LP serves as the investment manager to Fund III, Fund V, and Master Fund. GP III is the general partner of Fund III; GP V is the general partner of Fund V; and Global GP is the general partner of the Master Fund. Bihua Chen serves as the managing member of GP III, GP V, and Global GP, and as the general partner of Cormorant Asset Management, LP. Additionally, Ms. Chen is the manager of the Sponsor.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a limited liability company formed under the laws of the Cayman Islands. Fund III is a limited partnership organized under the laws of the State of Delaware. GP III is a limited liability company organized under the laws of the State of Delaware. Fund V is a limited partnership organized under the laws of the State of Delaware. GP V is a limited liability company organized under the laws of the State of Delaware. Master Fund is a limited partnership organized under the laws of the State of Delaware. Global GP is a limited liability company organized under the laws of the State of Delaware. Bihua Chen is citizen of the United States.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On July 1, 2026, Sponsor distributed 4,528,186 shares of Common Stock, pro rata, to its members for no consideration. Following such transaction, Sponsor holds no shares of Common Stock.

As a result of Sponsor's pro rata distribution of shares to its members, (i) Fund III, a member of Sponsor, acquired 2,692,459 shares of Common Stock; (ii) Fund V, a member of Sponsor, acquired 1,704,862 shares of Common Stock; and (iii) Master Fund, a member of Sponsor, acquired 130,865 shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 is hereby amended and restated in its entirety as follows: The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of each Reporting Person is incorporated by reference into this Item 5. The aggregate number of shares of Common Stock owned by each Reporting Person is set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and is incorporated herein by reference. The percentage of the Common Stock held by each Reporting Person is based on an aggregate of 80,107,104 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference. With respect to Bihua Chen, excludes 31,675 shares of Common Stock underlying unvested stock options.
Transactions in the class effected during the past sixty days:
Except for the transactions described in Items 4 and 6 of this Amendment and as described below, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Stock of the Issuer.

On June 16, 2026, as consideration for her service as a director of the Issuer, Bihua Chen was granted 31,675 stock options to purchase 31,675 shares of Common Stock at an exercise price of $7.73. Such options are unvested and will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the Issuer's next annual meeting of stockholders following the date of grant, subject to Ms. Chen's continued service to the Issuer through the applicable vesting date.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

In connection with the pro rata distribution of shares of Common Stock by Sponsor, each of Fund III, Fund V, and Master Fund entered into a joinder ("Joinder") to that certain lock-up agreement, dated as of August 11, 2025, by and between the Sponsor and the Issuer (the "Lock-Up Agreement"), pursuant to which Fund III, Fund V, and Master Fund agreed to be subject to the transfer restrictions set forth in the Lock-Up Agreement with respect to such distributed shares of Common Stock in the same manner as if such person were an original party thereto and as if such distributed shares were "Lock-Up Shares" thereunder.

The foregoing description of the Joinder is subject to and qualified in its entirety by the full text of the Form of Joinder, a copy of which is included as Exhibit 13 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
13. Joinder to Lock-Up Agreement, dated July 1, 2026, by and among BridgeBio Oncology Therapeutics, Inc., Cormorant Private Healthcare Fund III, LP, Cormorant Private Healthcare Fund V, LP, and Cormorant Global Healthcare Master Fund, LP.

14. Joint Filing Agreement.

## Signatures
- Bihua Chen: /s/ Bihua Chen, Bihua Chen, Self (07/06/2026)
- Cormorant Private Healthcare Fund III, LP: /s/ Bihua Chen, Bihua Chen, Managing Member of Cormorant Private Healthcare GP III, LLC, General Partner of Cormorant Private Healthcare Fund III, LP (07/06/2026)
- Cormorant Private Healthcare GP III, LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (07/06/2026)
- Cormorant Private Healthcare Fund V, LP: /s/ Bihua Chen, Bihua Chen, Managing Member of Cormorant Private Healthcare GP V, LLC, General Partner of Cormorant Private Healthcare Fund V, LP (07/06/2026)
- Cormorant Private Healthcare GP V, LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (07/06/2026)
- Cormorant Global Healthcare Master Fund, LP: /s/ Bihua Chen, Bihua Chen, Managing Member of Cormorant Global Healthcare GP, LLC, General Partner of Cormorant Global Healthcare Master Fund, LP (07/06/2026)
- Cormorant Global Healthcare GP, LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (07/06/2026)
- Helix Holdings II LLC: /s/ Bihua Chen, Bihua Chen, Managing Member (07/06/2026)